Hunton & Williams LLP Riverfront Plaza, East Tower 951 East Byrd Street Richmond, Virginia 23219-4074 Tel 804 • 788• 8200 Fax 804 • 788 • 8218 File No: 77051.2
February 4, 2011
VIA EDGAR
Ms. Sonia Gupta Barros
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Summit Hotel Properties, Inc. Amendment No. 4 to Registration Statement on Form S-11 Filed January 28, 2011 File No. 333-168686
Dear Ms. Barros:
As counsel to, and on behalf of, Summit Hotel Properties, Inc., a Maryland corporation (the “Company”), we are transmitting the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated February 3, 2011, which comment is reproduced below in italics and is followed by the corresponding response of the Company.
1.	We note that Morgan Keegan & Company, Inc. is one of the underwriters for your offering. Please advise us whether you have considered the materiality of the following legal proceedings against Morgan Keegan & Company, Inc. and their potential impact on Morgan Keegan’s ability to carry out its obligations as an underwriter:
•	SEC Division of Enforcement matter: In the Matter of Morgan Asset Management, Inc., Morgan Keegan & Company, Inc., James C. Kelsoe, Jr., and Joseph Thompson Weller, CPA, as described in the SEC News Digest, Issue 2010-62, April 7, 2010.
•	Financial Industry Regulatory Authority (FINRA) complaint: Morgan Keegan & Company, Inc. Action, announced in a news release dated April 7, 2010.
•	Administrative proceeding by the states of Alabama, Kentucky, Mississippi and South Carolina: In the Matter of Morgan Asset Management, Inc. et al., Joint Administrative Proceeding, File Nos. SC-2010-0016 (Alabama), 2010-AH-021 (Kentucky), S-08-0050 (Mississippi) and 08011 (South Carolina).
Response: The Company advises the Staff that it has considered the materiality of the legal proceedings referenced above and has determined that the referenced proceedings should not impact the ability of Morgan Keegan & Company, Inc. (“Morgan Keegan”) to perform its obligations as an underwriter. The Company made this determination after discussing these proceedings with representatives of Morgan Keegan, including Morgan Keegan’s general counsel, and after having received a letter from Morgan Keegan’s general counsel that provided the Company with assurances that Morgan Keegan’s ability to serve as an underwriter is unimpaired and that Morgan Keegan is fully licensed and adequately capitalized to act as an underwriter in the offering.

Ms. Sonia Gupta Barros
United States Securities and Exchange Commission
Division of Corporation Finance
February 4, 2011

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-8638 or David Freed at (804) 788-8524.

Very truly yours,
/s/ David C. Wright

David C. Wright

cc:	Kristina Aberg Kerry W. Boekelheide Daniel P. Hansen Christopher R. Eng James E. Showen Kevin L. Vold